UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File Number: 001-14905

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIQUIDPOWER SPECIALTY PRODUCTS INC.

401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 and Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Pannell Kerr Forster of Texas, P.C.

We have served as the Plan’s auditor since 2019.

Houston, Texas

June 11, 2024

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets:
Investments, at fair value	$ 66,010,966	$ 52,191,192
Company contribution receivable	2,563,263	2,503,311
Notes receivable from participants	1,316,049	912,877
Other receivables	26,765	-

Total assets	69,917,043	55,607,380
Liabilities:

Total liabilities	-	-

Net assets available for benefits	$ 69,917,043	$ 55,607,380

See notes to financial statements.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ending December 31, 2023

Additions:
Investment income:
Dividends	$ 1,612,984
Net appreciation in fair value of investments	9,312,932

Total investment income	10,925,916

Interest income on notes receivable from participants	76,811
Contributions:
Participants	4,459,575
Company	5,426,772
Rollovers	388,163

Total contributions	10,274,510

Total additions	21,277,237

Deductions:
Benefit and withdrawal payments	6,936,661
Administrative expenses	30,913

Total deductions	6,967,574

Net increase in net assets available for benefits	14,309,663

Net assets available for benefits
Beginning of year	55,607,380

End of year	$ 69,917,043

See notes to financial statements.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

Year Ended December 31, 2023

1.	DESCRIPTION OF PLAN

The following description of the LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is sponsored and administered by LiquidPower Specialty Products Inc. (the “Company”). The Plan also covers LiquidPower Specialty Products Transport, LLC which is a participating employer in the Plan. The Company is a wholly-owned subsidiary of Berkshire Hathaway Inc. (the “Parent”).

a.

General. The Plan is a defined contribution plan which covers all employees, except for leased employees, nonresident aliens, and any employee who is an active participant in and accruing benefits under the LSPI Pension Plan. Employees are eligible to participate in the Plan as of the first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Fidelity Management Trust Company is the trustee for the Plan.

b.

Contributions. Participants are automatically enrolled at a deferral rate of 3% after 30 days of employment and the rate increases by 1% annually up to a rate of 6%. Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 75% of each employee’s eligible earnings, but not more than the maximum allowed by law. A participant upon proper notice and approval may enter into a special salary reduction agreement to make Deferral Contributions from any Employer paid cash bonuses in an amount up to 100% of such bonuses, but not more than the maximum allowed by law. Unless a Participant has entered into a special salary reduction agreement with respect to bonuses, the percentage deferred from any Employer paid cash bonus shall be zero. Employee contributions are subject to Internal Revenue Code (the “IRC”) limitations. The maximum contribution allowed by the Plan was $22,500 in 2023. Employees who are 50 or older as of December 31, 2023 and reach either the maximum before-tax contribution limit of 75% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $7,500 for 2023.

The Company adopted the Safe Harbor Provision of the IRC. The Company contributes and allocates to each eligible participant’s account a safe harbor matching contribution equal to 100% of elective salary deferrals up to the first 6% of compensation. The Company may also make a discretionary profit sharing contribution to participants who are employed at the end of the year and have 1,000 hours of service. The discretionary profit sharing contribution is divided among allocations groups as defined in the Plan document. Discretionary profit sharing contributions for the years ended December 31, 2022 and 2023 were $2,306,164 and $2,521,950, respectively.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan.

c.

Participant Accounts. Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions, investment earnings and charged with an allocation of administrative expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting. Participants have a fully vested, nonforfeitable right to employee and Company contributions.

e.	Investment Options. All employee and Company contributions are participant-directed among twenty-four investment funds and Berkshire Hathaway Class B common stock.

f.

Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at the Plan designated normal retirement (age 55), when a participant dies or becomes disabled. Distributions upon withdrawal are made in accordance with the Plan document. When a participant reaches the age of 59 1⁄2, the in-service distribution may occur from all vested accounts.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements - Continued

g.

Hardship Distributions: A participant may receive a hardship distribution from salary reduction contributions and rollover contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses for the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for burial or funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) for expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

h.

Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding note balance during the prior twelve-month period. Participants can have one note outstanding at a time. Participant notes are secured by the participant’s account balance, and bear interest at a reasonable rate of interest which shall remain fixed throughout the duration of the note. All notes require that repayment be amortized in level payments, not less than quarterly, over a period not extending beyond five years from the date of the note or fifteen years for notes to acquire a principal residence. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions upon liquidation of their account balance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates. The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

c.

Investments. The Plan’s investments are stated at fair value. Shares of registered investment companies, collective trust, and common stock are valued based on published market prices, which represent the net asset value of shares held by the Plan at the end of year. Gains and losses on the sale of investments are accounted for on an average cost basis. The Plan presents net changes in the fair value of investments, which consists of realized gains and losses, unrealized appreciation, and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

d.	Notes Receivable from Participants. Participant loans are valued at unpaid principal balance plus accrued interest.

e.	Contributions. Contributions by participants and the Company are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

g.

Risk & uncertainties. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements - Continued

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 820, Fair Value Measurements, are described as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2023 and 2022. These methodologies were consistently applied to all assets and liabilities of the Plan.

Mutual funds

Mutual funds - these investments are valued daily at the net asset value of shares or units held by the Plan based on the quoted market value of the underlying assets.

Collective investment trust

The collective investment trust is the Invesco Stable Value Trust (Class III). Invesco Stable Value Trust (the “Trust”) is a collective trust that has entered into fully benefit-responsive guaranteed investment contracts and wrapper contracts with banks, insurance companies and other financial institutions, designed to provide principal stability, competitive yields, and liquidity. The Trust is valued at the net asset value of units of the Invesco Stable Value Trust, as reported by the investment managers of the Trust and as supported by unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date resulting in a readily determinable fair value. Participant transactions and redemptions (purchases and sales) may occur daily.

Common stock

The common stock of the Company’s Parent is an investment option in the Plan. Berkshire Hathaway common stock trades on an active market. This investment option also includes a cash component that accounts for the purchase and sale of fractional shares.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements – Continued

The Plan’s investments measured at fair value as of December 31, 2023 are as follows:

	Level 1	Level 2	Total
Mutual funds	$56,756,197	$-	$56,756,197
Common stock	7,303,176	-	7,303,176
Collective investment trust	-	1,951,593	1,951,593

Total investments in the fair value hierarchy	$64,059,373	$1,951,593	$66,010,966

The Plan’s investments measured at fair value as of December 31, 2022 are as follows:

	Level 1	Level 2	Total
Mutual funds	$43,533,326	$-	$43,533,326
Common stock	5,928,158	-	5,928,158
Collective investment trust	-	2,729,708	2,729,708

Total investments in the fair value hierarchy	$49,461,484	$2,729,708	$52,191,192

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	TAX STATUS OF PLAN

The volume submitter plan adopted by the Company received its latest favorable opinion letter dated June 30, 2020 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	ADMINISTRATIVE EXPENSES

Certain expenses of the Plan are paid by the Company directly. Transaction-related fees are paid by participants. Investment related expenses are included in the net appreciation in fair value of investments.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all Plan assets would be distributed accordingly.

7.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of the Parent. Transactions in this investment qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain Plan investments are funds managed by Fidelity Investments, the trustee of the Plan. Transactions associated with these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. The Plan also engages in transactions with participants related to notes receivable, which are party-in-interest transactions with respect to Plan.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements – Continued

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2023	2022
Net assets available for benefits per the financial statements	$ 69,917,043	$ 55,607,380
Company contribution receivable	(2,563,263)	(2,503,311)
Deemed distributions	(36,547)	(10,212)
Other	-	(2)

Net assets available for benefits per Form 5500	$ 67,317,233	$ 53,093,855

The following is a reconciliation of Company contributions per the financial statements to the Form 5500 for the year ended December 31, 2023:

Company contributions per financial statement	$ 5,426,772
Add: Company contribution receivable at December 31, 2023	2,563,263
Less: Company contribution receivable at December 31, 2022	(2,503,311)

Company contributions per Form 5500	$ 5,486,724

The following is a reconciliation of the interest income on notes receivable from participants per the financial statements to the Form 5500 for the year ended December 31, 2023:

Interest income on notes receivable from participants per financial statements	$ 76,811
Less: interest income on deemed distributions during 2023	(1,324)

Interest income on participant loans per Form 5500	$ 75,487

The following is a reconciliation of benefit and withdrawal payments per the financial statements to the Form 5500 for the year ended December 31, 2023:

Benefit and withdrawal payments per financial statement	$ 6,936,661
Add: deemed distribution at December 31, 2023	36,547
Less: deemed distribution at December 31, 2022	(10,212)
Less: interest income on deemed distribution during 2023	(1,324)
Less: other at December 31, 2022	(2)

Benefit payments and deemed distribution per Form 5500	$ 6,961,670

9.	PROHIBITED TRANSACTIONS

During 2023, the Company did not remit one participant contribution to the Plan in a timely manner, as defined by ERISA. This contribution is considered a prohibited transaction. The Company has since corrected and compensated the participant for any lost earnings from the delay in the remittance of the contribution. The Company believes this prohibited transaction does not affect the tax status of the Plan.

10.	SUBSEQUENT EVENTS

Management has evaluated subsequent events as of June 11, 2024, which was the date the financial statements were available for issuance and has determined that there are no subsequent events to be reported.

LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

EIN: 73-6091775 Plan Number: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2023

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
	DFA Emerging Markets Core Equity Portfolio Institutional Class	33,723	Shares	$ 755,728
	Vanguard Selected Value Fund Investor Shares	49,299	Shares	1,424,733
	Hartford Small Cap Growth HLS Fund Class IA	39,257	Shares	1,009,285
	Dodge & Cox Stock I	6,785	Shares	1,652,536
	Baird Aggregate Bond Fund Class Institutional	295,271	Shares	2,911,371
	DFA U.S. Small Cap Value Portfolio Institutional Class	19,102	Shares	858,438
	MassMutual Select Mid Cap Growth Fund Class I	68,932	Shares	1,364,858
	State Street Target Retirement Fund Class K	18,775	Shares	199,199
	State Street Target Retirement 2020 Fund Class K	212,049	Shares	2,258,319
	State Street Target Retirement 2025 Fund Class I	34,949	Shares	409,598
	State Street Target Retirement 2030 Fund Class K	552,827	Shares	6,915,870
	State Street Target Retirement 2035 Fund Class K	188,702	Shares	2,490,868
	State Street Target Retirement 2040 Fund Class K	382,939	Shares	5,162,024
	State Street Target Retirement 2045 Fund Class K	116,206	Shares	1,616,428
	State Street Target Retirement 2050 Fund Class K	342,610	Shares	4,786,255
	State Street Target Retirement 2055 Fund Class K	80,828	Shares	1,157,455
	State Street Target Retirement 2060 Fund Class K	123,619	Shares	1,793,717
	BERKSHIRE HATHAWAY
*	Berkshire Hathaway Stock Class B	20,469	Shares	7,300,504
*	Berkshire Hathaway Stock Purchase Account		Cash	2,672
*	Fidelity 500 Index Fund	62,543	Shares	10,350,224
*	Fidelity Mid-Cap Stock Fund	28,482	Shares	853,042
*	Fidelity Small-Cap Stock Fund	17,130	Shares	428,933
*	Fidelity Blue Chip Growth K6 Fund	224,957	Shares	6,037,850
*	Fidelity Diversified International K6 Fund	136,719	Shares	1,855,275
*	Fidelity International Small Cap Fund	14,802	Shares	464,191
	Invesco Stable Value Trust, Class III	1,951,593	Shares	1,951,593

*	Participant loans	Principal balances ranging up to $49,262 at 4.25% to 10.5% per annum, secured by benefits maturing through 2038.		1,316,049

* Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA. Column (d) cost information omitted for participant-directed investments.

LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

Employer Identification Number: 73-6091775 - Plan Number: 001

Schedule H, line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2023

	Participant contributions transferred late to plan	Total that constitutes nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
	Check here if late participant loan repayments are included:	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
*	$58	$58	$-	$-	$-

*	This represents the total amount of contributions that were withheld from employees, but not remitted timely into the trust. This amount was corrected outside VFCP in May 2024.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 11, 2024	LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

/s/ Darren Wyatt
Darren Wyatt
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Pannell Kerr Forster of Texas, P.C., Independent Registered Public Accounting Firm